June 14, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller
Branch Chief
Office of Energy & Transportation

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2021
Filed February 25, 2022
File No. 000-26823

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 3, 2022 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) filed by the Partnership on February 25, 2022. We intend to file the modifications to the disclosures in the body of the Form 10-K as part of our Form 10-K for the year ended December 31, 2022 and file revised technical report summaries as exhibits to our Form 10-Q for the quarter ended June 30, 2022. We are happy to discuss any concerns the Staff might have regarding that approach.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below and provided our response below each such comment.

Summary of Coal Mineral Resources and Reserves, page 58

1.

We note your disclosures on pages 58 and 59 of the coal price ranges utilized in preparing your resource and reserve estimates. Please modify these disclosures to specify the prices utilized for each coal basin or market region associated with the resource and reserve estimates. See Item 1303(b)(3) of Regulation S - K.

Response: We acknowledge the Staff’s comment and have modified our disclosure below to specify the prices utilized for each coal basin or market region associated with our resource estimates, which we will also include in future filings:

At December 31, 2021, we had approximately 1.165 billion tons of coal mineral resources.  Tonnages are reported on a clean recoverable basis with pricing based on available third-party forecasts and historical pricing adjusted for quality at the end of 2021 in a range from $36.27 to $51.26 per short ton in the Illinois Basin and from $42.68 to $66.27 per short ton in the Appalachian Basin, which are the prices used by RESPEC to estimate the amount of coal mineral resources.  All resources are classified as underground mineable in the exploration stage.

Further please see our modified disclosure below to specify the prices utilized for each coal basin or market region associated with our reserve estimates, which we will also include in future filings:

On December 31, 2021, we had approximately 547.1 million tons of coal mineral reserves.  Tonnages are reported on a clean recoverable basis with pricing based on available third-party forecasts and historical pricing adjusted for quality at the end of 2021 in a range from $36.08 to $44.01 per short ton in the Illinois Basin and from $42.68 to $66.27 per short ton in the Appalachian

Basin, which are the prices used by RESPEC to estimate the amount of coal mineral reserves.  All reserves are classified as underground mineable in the production stage.

2.	Please expand your summary disclosures to include the resource and reserve estimates associated with your interests in Mid-America Carbonates

Response: We acknowledge the Staff’s comment and in response, note that our subsidiary Mid-America Carbonates, LLC (“MAC”) does not own, lease or control any limestone resources or reserves or other mineral resources or reserves.  MAC is a subsidiary that provides rock dust to our Illinois Basin mining complexes that it manufactures from limestone acquired from nearby third-party mining operations.  Because MAC has no mineral resources and reserves, we are unable to expand our summary resource and reserve estimates to include MAC.

Henderson/Union Property, page 60

3.

We note that the Henderson-Union and River View properties overlap though we expect that different coal seams are associated with your estimates of resources and reserves. If this is correct, please include a statement along with these disclosures to clarify that the estimates of resources and reserves are distinct and separate, without any overlap in estimation, even though the mineral and property rights may overlap or have a common surface expression. See Item 1304(f)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will include the following information in our future filings:

Though there is geographic overlap between the Henderson-Union and River View properties, the resources and reserves of each are associated with different coal seams or, if in the same seam, are separated by existing mine works or geologic features into distinct areas.  There is no overlap in the resource / reserve estimation.

Geology and Reserves, page 64

4.

We note that you do not include estimates of mineral resources with all of your estimates of mineral reserves. Please disclose the circumstances underlying the absence of resources in each instance. For example, clarify whether measured and indicated resources associated with the properties were all converted to reserves and if inferred resources were not determined explain the reasons. See Item 1304(f)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will include the following clarifications following the reserve table in the respective Geology and Reserves sections for each of the individual property disclosures in future filings:

River View, page 64

Due to the level of geologic certainty, all resources were classified as either measured or indicated and were converted to reserves. There were no inferred resources associated with the property.

Hamilton, page 66

Resources associated with Hamilton County are provided in our Coal Mineral Resources table above.

Gibson South, page 68

Due to the level of geologic certainty, all resources were classified as either measured or indicated and were converted to reserves. There were no inferred resources associated with the property.

Tunnel Ridge, page 70

Due to the level of geological certainty, all resources were classified as either measured or indicated and were converted to reserves. There are no inferred resources associated with the property.

Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5

Section 1 – Executive Summary, page ES-1

5.

We have identified various incremental requirements that pertain to the technical summary reports in the remaining comments of this letter. Please discuss these observations with the qualified persons. We expect that you will need to obtain and file revised reports from the engineering firm to address these concerns.

Response: We acknowledge the Staff’s comment, and we will file revised technical report summaries incorporating the responses to the remaining comments of this letter as exhibits to our Form 10-Q for the quarter ended June 30, 2022.

6.

We note that quantities corresponding to your disclosures of resources on page 62 of the filing have been labeled as proven and probable in the report tabulation on page 1 of Exhibit 96.1, thereby indicating these are reserves rather than resources. This section of the report should be corrected to utilize the applicable terminology.

Response:  We acknowledge the Staff’s comment and have discussed it with RESPEC, our qualified engineering firm.  RESPEC will modify their technical report summaries to remove the label of “Total Proven and Probable” in Table 1-1 of Exhibit 96.1 to instead read “Total Measured, Indicated, & Inferred”.

7.

We note that mineral resource estimates are not provided with all of the mineral reserve estimates in the reports at Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5. The language in Sections 11 and 12 should clarify, where applicable, the circumstances underlying the absence or limited quantification of resource estimates.

For example, incremental details should clarify whether the measured and indicated resources were quantified and then converted to reserves in preparing the reserve estimates and indicate the reasons inferred resources were not determined or reported. See Item 601(b)(96)(iii)(B)(11)(i) and (12)(i) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectively believe that Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5 prepared by RESPEC, our qualified engineering firm, are generally responsive to Item 601(b)(96)(iii)(B)(11)(i) and (12)(i) of Regulation S-K as described below. We will also have RESEPC add language to certain technical report summaries to address why inferred resources are not determined or reported as discussed in our responses below:

Exhibit 96.1

The statement “None of the resources are converted to reserves” appears in Section 1.4 and the statement “No reserves are reported” appears in Section 12.

Exhibit 96.2

Our River View mine has no resources associated with the reserves as any resources it may have had were converted to reserves. As a result, the statements “All resources were converted to reserves” and “There are no resources exclusive of reserves” appear in Section 1.4.

The statements “There are no resources exclusive of reserves” and “All resources were classified as either measured or indicated and were converted to reserves” appear in Section 11.4.

RESPEC will add the statement “Due to the level of geologic certainty, there were no inferred resources” before the statement “All resources were classified as either measured or indicated and were converted to reserves” identified above in Section 11.4.

Exhibit 96.3

The statement “All resources converted to reserves are removed from the resource estimate” appears in Section 1.4 and the statement, “The tonnages are reported on a saleable basis and exclude resources that are converted to reserves” appears in Section 11.4.

Exhibit 96.4

Our Gibson South mine has no resources associated with the reserves as any resources it may have had were converted to reserves. As a result, the statements “All resources were converted to reserves” and “There are no resources exclusive of reserves” appear in Section 1.4.

The statements “There are no resources exclusive of reserves” and “All resources were classified as either measured or indicated and were converted to reserves” appear in Section 11.4.

RESPEC will add the statement “Due to the level of geologic certainty, there were no inferred resources” before the statement “All resources were classified as either measured or indicated and were converted to reserves” identified above in Section 11.4.

Exhibit 96.5

Our Tunnel Ridge mine has no resources associated with the reserves as any resources it may have had were converted to reserves. As a result, the statements “All resources were converted to reserves” and “There are no resources exclusive of reserves” appear in Section 1.4.

The statements “There are no resources exclusive of reserves” and “All resources were classified as either measured or indicated and were converted to reserves” appear in Section 11.4.

RESPEC will add the statement “Due to the level of geologic certainty, there were no inferred resources” before the statement “All resources were classified as either measured or indicated and were converted to reserves” identified above in Section 11.4.

Section 3 – Property Description, page ES-3

8.

As the Henderson-Union and River View properties are shown to overlap geographically, Section 3.1 of Exhibits 96.1 and 96.2 should be expanded to clarify if the estimates of resources and reserves correspond to distinct and separate coal seams, without any overlap in estimation. See Item 601(b)(96)(iii)(B)(3)(i) and (vi) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have discussed it with RESPEC, our qualified engineering firm.  RESPEC will modify their technical report summaries to include the following clarifying statements in section 3.1 of each exhibit:

Exhibit 96.1:

Though there is a geographic overlap with the existing River View operation, the resources of each are associated with different coal seams (WKY7 and WKY6) or, if in the same seam (which occurs in the WKY11 and WKY9), are separated by old works and geologic features into distinct areas. There is no overlap in the resource / reserve estimation.

Exhibit 96.2:

Though there is geographic overlap with the Henderson Union resource area, the resources are associated with different seams (West Kentucky No.7 and West Kentucky No. 6) or, if in the same seam (which occurs in the WKY11 and WKY9), are separated by old works and geologic features into distinct areas. There is no overlap in the resource / reserve estimation.

Section 11 – Mineral Resource Estimates, page ES-11

9.

We note that estimates of resources are presented in Section 11.4 of Exhibits 96.1 and 96.3 without describing the economic basis. This section should include the assumptions utilized by the qualified person in forming a view on economic viability, including the prices at which product is expected to be sold, and the mining, processing, and general and administrative costs that are expected to be incurred, which collectively establish an economic basis for the estimates. See Item 1302(d) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have discussed it with RESPEC, our qualified engineering firm.  RESPEC will modify their technical report summaries to include the following modified disclosures and modified tables in Sections 11.4 of each of the following exhibits:

Exhibit 96.1

The EIA reported the average weekly coal commodity spot price for Illinois Basin coal (the EIA price) on February 4, 2022, to be $75.50/ton (11,800 Btu, 5.0 lbs. SO2 basis). The reference price used in the economic analysis is $39.10 which is based on the QP’s review of historical pricing realized by the adjacent River View operation and proprietary third-party coal price forecasts provided by ARP. Mining and processing costs along with general and administrative costs were estimated.  Table 11-4 shows the economic basis for the estimate of each seam in real 2021 U.S. dollars.

Table 11-4. Henderson Union Resources
Economic Basis for Estimates (US$/ton)
Seam	No.11	No.9	No.7	No.6
Revenues	$ 39.10	$ 39.10	$ 39.10	$ 39.10
Mining and Processing Costs	$ 31.93	$ 29.82	$ 30.58	$ 31.49
General & Administrative Costs	$ 0.60	$ 0.52	$ 0.49	$ 0.59

Exhibit 96.3

The EIA reported the average weekly coal commodity spot price for Illinois Basin coal (the EIA price) on February 4, 2022, to be $75.50/ton (11,800 Btu, 5.0 lbs. SO2 basis). The reference price used in the economic analysis is $36.27 which is based on the QP’s review of historical pricing realized by the Hamilton operation, proprietary third-party pricing forecasts, and the simple average of the EIA price as reported the first Friday of each month for the calendar years 2020 and 2021 (the 2-year average). Mining and processing costs along with general and administrative costs were estimated. Table 11-4 shows the economic basis for the estimate of each seam in real 2021 U.S. dollars.

Table 11-4. Hamilton Mine Resources
Economic Basis for Estimates (US$/ton)
Seam	Herrin	Springfield
Revenues	$ 36.27	$ 36.27
Mining and Processing Costs	$ 25.46	$ 30.07
General & Administrative Costs	$ 0.52	$ 0.59

Section 13 – Mining Methods, page ES-13

10.

We note that quantities identified as raw tons are reported in Section 13.2 of Exhibits 96.2, 96.3, 96.4 and 96.5. This section should clarify whether the raw tons reported in the tabulations represent mined coal tonnage prior to cleaning at the preparation plants; and include the historical mined tonnage/preparation plant production, and estimated metallurgical or preparation plant recovery factors used to determine your resources/reserves. See Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have discussed it with RESPEC, our qualified engineering firm.  RESPEC will modify their technical report summaries to include the following modified disclosures and modified tables in Sections 13.2 of each of the following exhibits:

Exhibit 96.2

Planned production varies according to contracted sales volume and expectations of market conditions. Table 13-1 provides historic raw tons mined before processing, preparation plant recovery, and clean recoverable tons. The forecasted raw tons mined before processing, preparation plant recovery, and clean recoverable tons contained in the economic analysis are shown in Table 13-2.

Table 13-1. Historic Production and Recovery
(tons 000's)
Category	2017	2018	2019	2020	2021
Raw Tons	13,872	15,701	19,052	15,106	15,964
Clean Recoverable Tons	8,962	9,753	11,342	9,412	9,848
Recovery	64.6%	62.1%	59.5%	62.3%	61.7%

Table 13-2. Life of Reserve Tons
Life of Reserve Estimate 2022-2044 (tons 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Raw Tons	17,522	17,579	17,632	17,596	17,770	17,451	17,759	18,149	19,179	19,395	19,251	18,866
Clean Recoverable Tons	11,029	10,941	10,626	10,317	9,479	9,556	9,831	9,981	10,331	10,214	9,986	9,749
Recovery	62.9%	62.2%	60.3%	58.6%	53.3%	54.8%	55.4%	55.0%	53.9%	52.7%	51.9%	51.7%

Table 13-2. Life of Reserve Tons
Life of Reserve Estimate 2022-2044 (tons 000's)
Category	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Raw Tons	18,489	18,119	17,757	17,401	17,053	16,712	16,378	16,050	15,729	15,415	9,372
Clean Recoverable Tons	9,541	9,427	9,383	9,168	9,010	8,856	8,654	8,481	8,311	8,145	3,615
Recovery	51.6%	52.0%	52.8%	52.7%	52.8%	53.0%	52.8%	52.8%	52.8%	52.8%	38.6%

Exhibit 96.3

Planned production varies according to contracted sales volume and expectations of market conditions. Table 13-1 provides historic raw tons mined before processing, preparation plant recovery, and clean recoverable tons. The forecasted raw tons mined before processing, preparation plant recovery, and clean recoverable tons contained in the economic analysis are shown in Table 13-2.

Table 13-1. Historic Production and Recovery
(tons 000's)
Year	2017	2018	2019	2020	2021
Raw Tons	12,132	12,852	12,383	5,937	10,352
Clean Recoverable Tons	6,129	6,299	5,889	2,623	4,939
Recovery	50.5%	49.0%	47.6%	44.2%	47.7%

Table 13-2. Life of Reserve Tons
Life of Reserve Estimate 2022-2042 (tons 000's)
Year	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Raw Tons	11,748	10,582	11,468	11,075	10,910	10,992	11,356	11,224	10,728	11,056	12,074
Clean Recoverable Tons	5,632	5,544	6,289	6,270	6,224	6,252	6,322	6,709	6,445	6,186	6,511
Recovery	47.9%	52.4%	54.8%	56.6%	57.0%	56.9%	55.7%	59.8%	60.1%	55.9%	53.9%

Table 13-2. Life of Reserve Tons
Life of Reserve Estimate 2022-2042 (tons 000's)
Year	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Raw Tons	11,178	9,461	9,012	10,086	9,492	9,656	10,119	10,871	10,687	2,428
Clean Recoverable Tons	6,119	6,358	6,428	6,957	6,850	6,335	6,484	6,836	6,258	1,529
Recovery	54.7%	67.2%	71.3%	69.0%	72.2%	65.6%	64.1%	62.9%	58.6%	63.0%

Exhibit 96.4

Planned production varies according to contracted sales volume and expectations of market conditions. Table 13-1 provides historic raw tons mined before processing, preparation plant recovery, and clean recoverable tons. The forecasted raw tons mined before processing, preparation plant recovery, and clean recoverable tons contained in the economic analysis are shown in Table 13-2.

Table 13-1. Historic Production and Recovery
(tons 000's)
Category	2017	2018	2019	2020	2021
Raw Tons	8,180	9,518	7,552	2,984	4,340
Clean Recoverable Tons	5,956	6,938	5,490	2,289	3,290
Recovery	72.8%	72.9%	72.7%	76.7%	75.8%

Table 13-2. Life of Reserve Tons
Life of Reserve Estimate 2022-2031 (tons 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Raw Tons	6,966	7,522	7,430	7,392	7,326	7,541	7,345	7,217	7,288	7,494
Clean Recoverable Tons	5,240	5,453	5,381	5,434	5,215	5,459	5,148	5,221	5,023	4,900
Recovery	75.2%	72.5%	72.4%	73.5%	71.2%	72.4%	70.1%	72.3%	68.9%	65.4%

Exhibit 96.5

Planned production varies according to contracted sales volume and expectations of market conditions. Table 13-1 provides historic raw tons mined before processing, preparation plant recovery, and clean recoverable tons. The forecasted raw tons mined before processing, preparation plant recovery, and clean recoverable tons contained in the economic analysis are shown in Table 13-2.

Table 13-1. Historic Production and Recovery
(tons 000's)
Year	2017	2018	2019	2020	2021
Raw Tons	14,155	13,358	14,353	13,059	13,633
Clean Recoverable Tons	6,804	6,754	7,396	6,757	7,213
Recovery	48.1%	50.6%	51.5%	51.7%	52.9%

Table 13-2. Life of Reserve Tons
Life of Reserve Estimate 2022-2042 (tons 000's)
Year	2022	2023	2024	2025	2026	2027	2028	2029
Raw Tons	14,715	13,811	13,495	13,060	12,163	12,276	12,432	12,726
Clean Recoverable Tons	7,533	6,891	6,666	6,567	6,335	6,393	6,639	6,675
Recovery	51.2%	49.9%	49.4%	50.3%	52.1%	52.1%	53.4%	52.5%

Section 19 – Economic Analysis, page ES-19

11.

We note that Federal and State income taxes have been excluded by the qualified person in determining the economic cash flows associated with the coal deposits. Therefore, it appears that the assessments of economic viability and the resulting estimates of reserves would need to be revised to reflect expectations regarding the applicable Federal and State income taxes in order to yield estimates that are consistent with our reserve definitions. See Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

Response: We acknowledge the Staff’s comment and in response, we believe RESPEC, our qualified engineering firm, was responsive to Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K, that the assumptions used in the economic analysis to be described are those “applicable to the mineral project.”  Because our coal operations are held in partnerships, the mineral projects are not subject to federal and state income taxes at the entity level, therefore we believe it is appropriate that the economic cash flows associated with the coal deposits exclude federal and state income taxes.

12.

We note that a cash flow summary is provided for your various mining projects in Section 19.1 of Exhibits 96.2, 96.3, 96.4 and 96.5. This section should also include annual cash flow forecasts that are based on your annual production schedule for the life of the projects, including line items such as revenues, operating costs, capital expenditures, royalties, taxes, and any other items that must be considered in projecting after tax cash flows. See Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have discussed it with RESPEC, our qualified engineering firm RESPEC will modify their technical report summaries to include the following new table 18-2 and modified tables 18-1 and 19-1 in Sections 18 and 19 of each of the following exhibits:

Exhibit 96.2

Table 18-1. Capital Cost Estimate
Life of Reserve Estimate 2022-2044 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Routine Operating Necessity	42,029	56,903	66,523	49,050	40,130	34,884	40,941	60,185	29,293	26,020	34,613	42,708
Major Infrastructure Investment	3,803	-	-	575	-	-	-	-	-	-	-	-

Table 18-1. Capital Cost Estimate
Life of Reserve Estimate 2022-2044 (US$ 000's)
Category	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Routine Operating Necessity	51,656	28,647	26,260	31,210	41,655	56,559	25,256	26,573	31,012	5,068	203
Major Infrastructure Investment	-	-	-	-	-	-	-	-	-	-	-

Table 18-2. Operating Cost Estimate
Life of Reserve Estimate 2022-2044 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Cash Operating Costs	293,953	293,331	293,367	289,435	288,287	286,778	289,954	292,643	299,436	297,190	292,861	290,823
Royalties	23,363	22,142	22,316	22,357	17,840	16,393	17,122	19,966	22,467	22,737	22,229	21,702
Depreciation	50,157	47,916	53,334	52,850	54,362	49,871	51,791	50,912	49,375	47,296	45,647	44,702
Mining and Processing Costs	367,473	363,388	369,018	364,641	360,490	353,042	358,867	363,521	371,278	367,223	360,737	357,226

Table 18-2. Operating Cost Estimate
Life of Reserve Estimate 2022-2044 (US$ 000's)
Category	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Cash Operating Costs	287,870	285,347	283,171	280,343	277,812	275,331	272,696	270,235	267,863	265,505	119,292
Royalties	21,238	20,984	20,886	20,406	20,055	19,712	19,262	18,877	18,499	18,129	8,046
Depreciation	43,116	42,689	42,084	42,554	42,301	42,170	41,721	41,746	36,952	24,736	7,599
Mining and Processing Costs	352,224	349,021	346,141	343,303	340,168	337,213	333,679	330,858	323,314	308,371	134,937

Table 19-1. Cash Flow Summary
Life of Reserve Estimate 2022-2044 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Revenues	429,196	427,755	415,475	403,409	370,610	373,659	384,402	390,276	403,932	399,361	390,450	381,188
Cash Operating Costs	(293,953)	(293,331)	(293,367)	(289,435)	(288,287)	(286,778)	(289,954)	(292,643)	(299,436)	(297,190)	(292,861)	(290,823)
Royalties	(23,363)	(22,142)	(22,316)	(22,357)	(17,840)	(16,393)	(17,122)	(19,966)	(22,467)	(22,737)	(22,229)	(21,702)
Capital Expenditures	(45,832)	(56,903)	(66,523)	(49,625)	(40,130)	(34,884)	(40,941)	(60,185)	(29,293)	(26,020)	(34,613)	(42,708)
Working Capital Changes	(4,745)	3,487	5,331	1,342	1,571	(936)	756	2,304	(1,095)	1,360	2,322	815
Cash Flow	61,301	58,867	38,601	43,334	25,923	34,669	37,142	19,786	51,641	54,774	43,069	26,770

Table 19-1. Cash Flow Summary
Life of Reserve Estimate 2022-2044 (US$ 000's)
Category	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Revenues	373,050	368,601	366,867	358,454	352,282	346,274	338,378	331,610	324,978	318,478	143,388
Cash Operating Costs	(287,870)	(285,347)	(283,171)	(280,343)	(277,812)	(275,331)	(272,696)	(270,235)	(267,863)	(265,505)	(119,292)
Royalties	(21,238)	(20,984)	(20,886)	(20,406)	(20,055)	(19,712)	(19,262)	(18,877)	(18,499)	(18,129)	(8,046)
Capital Expenditures	(51,656)	(28,647)	(26,260)	(31,210)	(41,655)	(56,559)	(25,256)	(26,573)	(31,012)	(5,068)	(203)
Working Capital Changes	881	(104)	880	1,746	1,916	2,351	(170)	1,638	1,817	58	4,524
Cash Flow	13,167	33,519	37,430	28,241	14,676	(2,977)	20,993	17,563	9,421	29,835	20,371

Exhibit 96.3

Table 18-1. Capital Cost Estimate
Life of Reserve Estimate 2022-2042 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Routine Operating Necessity	41,789	30,658	21,819	23,467	47,393	30,239	32,383	20,164	33,680	36,255	21,922
Major Infrastructure Investment	-	-	-	-	-	-	-	-	-	-	-

Table 18-1. Capital Cost Estimate
Life of Reserve Estimate 2022-2042 (US$ 000's)
Category	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Routine Operating Necessity	26,657	27,643	32,251	34,127	18,417	21,022	20,765	33,303	33,985	6,404
Major Infrastructure Investment	-	-	-	-	-	-	-	-	-	-

Table 18-2. Operating Cost Estimate
Life of Reserve Estimate 2022-2042 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Cash Operating Costs	122,877	120,736	117,888	116,663	115,045	102,862	102,674	116,603	102,086	102,145	119,034
Royalties	29,385	29,819	33,804	33,688	33,440	33,595	33,969	36,050	34,633	33,238	34,982
Depreciation	44,600	42,674	40,283	28,451	32,390	33,007	35,881	30,895	29,288	26,993	28,084
Mining and Processing Costs	196,862	193,230	191,976	178,802	180,875	169,464	172,524	183,549	166,006	162,375	182,100

Table 18-2. Operating Cost Estimate
Life of Reserve Estimate 2022-2042 (US$ 000's)
Category	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Cash Operating Costs	112,781	98,103	96,324	112,598	108,633	99,692	110,560	116,203	114,055	28,719
Royalties	32,876	34,160	34,539	37,380	36,804	34,037	34,840	36,730	33,624	8,214
Depreciation	29,105	31,084	35,247	34,959	29,237	25,599	25,461	26,559	29,564	26,085
Mining and Processing Costs	174,762	163,347	166,110	184,937	174,674	159,329	170,862	179,492	177,243	63,018

Table 19-1. Cash Flow Summary
Life of Reserve Estimate 2022-2042 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Revenues	204,287	201,288	228,188	227,401	225,731	226,773	229,301	243,349	233,778	224,365	236,139
Cash Operating Costs	(122,877)	(120,736)	(117,888)	(116,663)	(115,045)	(102,862)	(102,674)	(116,603)	(102,086)	(102,145)	(119,034)
Royalties	(29,385)	(29,819)	(33,804)	(33,688)	(33,440)	(33,595)	(33,969)	(36,050)	(34,633)	(33,238)	(34,982)
Capital Expenditures	(41,789)	(30,658)	(21,819)	(23,467)	(47,393)	(30,239)	(32,383)	(20,164)	(33,680)	(36,255)	(21,922)
Working Capital Changes	13,282	3,165	(6,245)	570	3,000	(2,074)	(168)	(773)	1,626	1,504	212
Cash Flow	23,518	23,239	48,432	54,153	32,853	58,003	60,107	69,759	65,006	54,232	60,413

Table 19-1. Cash Flow Summary
Life of Reserve Estimate 2022-2042 (US$ 000's)
Category	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Revenues	221,921	230,589	233,144	252,323	248,434	229,759	235,182	247,940	226,968	57,340
Cash Operating Costs	(112,781)	(98,103)	(96,324)	(112,598)	(108,633)	(99,692)	(110,560)	(116,203)	(114,055)	(28,719)
Royalties	(32,876)	(34,160)	(34,539)	(37,380)	(36,804)	(34,037)	(34,840)	(36,730)	(33,624)	(8,214)
Capital Expenditures	(26,657)	(27,643)	(32,251)	(34,127)	(18,417)	(21,022)	(20,765)	(33,303)	(33,985)	(6,404)
Working Capital Changes	1,802	(218)	985	1,159	(193)	1,832	1,316	2,085	2,301	(8,628)
Cash Flow	51,409	70,465	71,015	69,378	84,387	76,840	70,332	63,788	47,605	5,375

Exhibit 96.4

Table 18-1. Capital Cost Estimate
Life of Reserve Estimate 2022-2031 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Routine Operating Necessity	22,551	15,675	27,417	15,689	18,027	16,934	18,840	19,167	18,972	16,461
Major Infrastructure Investment	-	-	-	1,500	-	15,561	16,760	-	-	-

Table 18-2. Operating Cost Estimate
Life of Reserve Estimate 2022-2031 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Cash Operating Costs	105,827	113,280	111,312	110,220	110,842	112,881	111,148	110,888	110,655	112,355
Royalties	7,520	7,795	5,458	6,625	6,410	7,211	6,117	6,996	5,499	6,141
Depreciation	23,147	25,923	27,714	27,340	26,332	28,537	28,789	28,748	28,852	29,313
Mining and Processing Costs	136,494	146,999	144,484	144,186	143,584	148,629	146,054	146,632	145,006	147,809

Table 19-1. Cash Flow Summary
Life of Reserve Estimate 2022-2031 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Revenues	190,347	196,978	194,398	196,295	188,393	197,203	186,008	188,622	181,476	178,175
Cash Operating Costs	(105,827)	(113,280)	(111,312)	(110,220)	(110,842)	(112,881)	(111,148)	(110,888)	(110,655)	(112,355)
Royalties	(7,520)	(7,795)	(5,458)	(6,625)	(6,410)	(7,211)	(6,117)	(6,996)	(5,499)	(6,141)
Capital Expenditures	(22,551)	(15,675)	(27,417)	(17,189)	(18,027)	(32,494)	(35,600)	(19,167)	(18,972)	(16,461)
Working Capital Changes	11,271	3,520	(2,250)	2,594	2,187	2,841	1,241	1,716	64	2,291
Cash Flow	65,720	63,748	47,961	64,854	55,301	47,457	34,384	53,288	46,413	45,509

Exhibit 96.5

Table 18-1. Capital Cost Estimate
Life of Reserve Estimate 2022-2029 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029
Routine Operating Necessity	55,725	44,146	43,776	45,704	37,640	69,350	38,143	30,518
Major Infrastructure Investment	549	6,200	10,000	6,700	6,859	-	9,400	6,859

Table 18-2. Operating Cost Estimate
Life of Reserve Estimate 2022-2029 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029
Cash Operating Costs	202,396	196,408	189,771	179,094	165,892	161,118	161,032	160,767
Royalties	9,679	8,823	8,565	8,408	8,235	13,579	17,602	16,771
Depreciation	53,843	44,154	47,601	49,272	49,571	51,810	52,296	51,477
Mining and Processing Costs	265,917	249,385	245,937	236,774	223,698	226,508	230,930	229,015

Table 19-1. Cash Flow Summary
Life of Reserve Estimate 2022-2029 (US$ 000's)
Category	2022	2023	2024	2025	2026	2027	2028	2029
Revenues	322,630	294,111	285,499	280,276	270,365	272,844	283,360	286,466
Cash Operating Costs	(202,396)	(196,408)	(189,771)	(179,094)	(165,892)	(161,118)	(161,032)	(160,767)
Royalties	(9,679)	(8,823)	(8,565)	(8,408)	(8,235)	(13,579)	(17,602)	(16,771)
Capital Expenditures	(56,274)	(50,346)	(53,776)	(52,404)	(44,499)	(69,350)	(47,543)	(37,377)
Working Capital Changes	17,707	4,356	3,610	1,203	1,581	5,049	(54)	1,438
Cash Flow	71,989	42,889	36,997	41,573	53,321	33,845	57,129	72,989

We respectively request that the Staff accept our response.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., David Oelman at (713) 758-3708 or doelman@velaw.com.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

David P. Oelman
Vinson & Elkins L.L.P.